FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F __X__          Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g3-2(b) under
                    the Securities Exchange Act of 1934. )
                    Yes ____                         No __X__

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An overseas regulatory announcement on first quarterly report of 2005 of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on April 15, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                  ---------------------------



                               Name:    Huang Long

                               Title:   Company Secretary



Date: April 15, 2005

                               [GRAPHIC OMITTED]

                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

                               (Stock code : 902)

                       Overseas Regulatory Announcement

                         First Quarterly Report of 2005


Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the "Company") is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards ("PRC GAAP").

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.    IMPORTANT NOTICE

1.1 The Directors of the Company guarantee that the information contained in this report does not contain any false statements, misleading representations or material omissions. The Directors collectively and individually accept responsibility as to the authenticity, accuracy and completeness of the content of this report.

1.2 For other business reasons, Mr. Huang Yongda, Mr. Yang Shengming, Mr. Liu Shuyuan (Directors) and Mr. Zheng Jianchao (Independent Non-executive Directors) did not attend the eleventh meeting of the fourth session of the Board of Directors and appointed Mr. Li Xiaopeng (Chairman) to exercise their respective voting rights.

1.3 Each of Mr. Li Xiaopeng (Chairman), Mr. Huang Yongda (President), Mr. Huang Jian (Chief Accountant) and Ms. Zhou Hui (person in charge of Financial Department) declared to guarantee the accuracy and completeness of the content of the first quarterly report of 2005.

1.4 All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

1.5 This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.    COMPANY PROFILE

2.1   Corporate Information

       --------------------------------------------------------------------------------------------------------------

       Stock Abbreviation at        [GRAPHIC OMITTED]
       Shanghai Stock Exchange
       --------------------------------------------------------------------------------------------------------------

       Stock Code                   Shanghai Stock Exchange:    The Stock Exchange of      New York Stock Exchange:
                                    600011                      Hong Kong Limited: 902     HNP
       --------------------------------------------------------------------------------------------------------------


                                    Company Secretary                    Securities Representative
       -------------------------------------------------------------------------------------------------------

       Name                         Huang Long                           Gu Biquan
       -------------------------------------------------------------------------------------------------------

       Correspondence Address       West Wing, Building C, Tianyin       West Wing, Building C, Tianyin
                                    Mansion, 2C Fuxingmennan Street,     Mansion, 2C Fuxingmennan Street,
                                    Xicheng District, Beijing            Xicheng District, Beijing
       -------------------------------------------------------------------------------------------------------

       Telephone Number             8610-66491999                        8610-66491021
       -------------------------------------------------------------------------------------------------------

       Fax Number                   8610-66491888                        8610-66491860
       -------------------------------------------------------------------------------------------------------

       E-mail                       huangl @hpi.com.cn                   gbq @hpi.com.cn
       -------------------------------------------------------------------------------------------------------

2.2   Financial Information (PRC GAAP)


2.2.1 Major Unaudited Financial Information and Financial Indicators (Amounts: In Rmb Yuan)

                                                                                                              Variance
                                                                      End of current                       from end of
                                                                    reporting period    End of last year     last year
                                                                                                                   (%)

       Total Assets                                                   86,756,410,415      71,324,978,078         21.64
       Shareholders' equity (excluding: minority interests)           37,972,200,736      37,183,402,535          2.12
       Net assets per share                                                     3.15                3.08          2.27
       Adjusted net assets per share                                            3.08                3.02          1.99

                                                                                           From the
                                                                                   beginning of the  Variance from
                                                                                    year to the end     equivalent
                                                                   Current               of current      period of
                                                              reporting period     reporting period      last year
                                                                                                               (%)

       Net cash inflow from operating activities                1,776,629,440        1,776,629,440      (18.69)
       Earnings per share                                       0.07                 0.07               (69.57)
       Return on net assets                                     2.08                 2.08               (1.80)
       Return on net assets after deducting non-recurring       2.08                 2.08               (1.79)
       items


       Non-recurring items                                                                                 Amounts
       Gains/(Losses) from disposal of assets other than the products of the Company                      (472,111)
       Non-operating income/(expense), net, after deducting impairment provisions for assets            (2,130,157)
       Tax impact on non-recurring items                                                                   405,877
                                                                                                     -------------
       Total                                                                                           (2,196,391)
                                                                                                     =============

2.2.2 Profit and Loss Accounts
UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31ST MARCH, 2005

                                                                                            Amounts:      In Rmb Yuan
                                                  For the first      For the first     For the first     For the first
                                                  quarter ended      quarter ended     quarter ended     quarter ended
                                                    31st March,        31st March,       31st March,        31st March,
                                                          2005                2005              2004              2004
             Item                                  Consolidated        The Company      Consolidated       The Company

       1.    Revenues from principal              9,317,001,922      5,988,989,897     6,461,086,326     5,527,481,650
             operations
             Less: Cost of principal             (7,544,915,698)    (5,163,484,022)   (4,492,816,339)   (3,877,943,009)
                      operations
                    Tax and levies on               (29,960,349)        (1,412,853)      (13,570,586)       (1,691,125)
                       principal operations


       2.    Profit from principal operations     1,742,125,875        824,093,022     1,954,699,401     1,647,847,516
             Add: Profit from other                  13,136,715         12,526,996         6,366,400         6,033,797
                      operations
             Less: General and                     (192,356,708)      (117,598,207)     (112,726,124)      (88,303,142)
                      administrative expenses
                    Financial expenses, net        (331,114,801)      (161,304,702)     (129,185,641)      (93,536,201)


       3.    Operating profit                     1,231,791,081        557,717,109     1,719,154,036     1,472,041,970
             Add: Investment income                   1,114,166        315,248,367        23,290,862       133,153,650
                    Non-operating income                114,714            103,164         5,029,909         5,032,909
             Less: Non-operating expenses            (2,716,982)        (2,115,234)       (1,277,657)       (1,108,657)


       4.    Profit before taxation and           1,230,302,979        870,953,406     1,746,197,150     1,609,119,872
               minority interests
             Less: Income tax                      (208,640,158)       (82,259,155)     (286,370,533)     (205,155,737)
                    Minority interests             (232,968,570)                 -       (55,862,482)                -


       5.    Net profit                             788,694,251        788,694,251     1,403,964,135     1,403,964,135

2.3 Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

      Total number of shareholders as at the end of the reporting period: 38,395

      Ten largest holders of shares in circulation

                                                                                     Number of shares
                                                                                    in circulation as
                                                                                    at the end of the             type
       Name                                                                          reporting period        of shares

       The Bank of China - Jiashi Services Value Added Industry Securities                 29,721,053         A shares
       Investment Fund
       Xinghe Securities Investment Fund                                                   29,060,836         A shares
       Horizon Asset Management. Inc.                                                      22,102,480         H shares
       Xinghua Securities Investment Fund                                                  19,849,090         A shares
       Nanjing Municipal Investment Company                                                17,400,000         A shares
       Industrial and Commercial Bank of China - Tianyuan Securities Investment            13,899,901         A shares
       Fund
       Smith Barney Asset Management                                                       13,666,960         H shares
       Industrial and Commercial Bank of China - Southern Stable Development               13,567,484         A shares
       Securities Investment Fund
       Fenghe Value Securities Investment Fund                                             13,394,617         A shares
       Matthews International Capital Management LLC                                       12,648,000         H shares

3.    MANAGEMENT'S DISCUSSION AND ANALYSIS

3.1 Brief analysis on the overall situation of the operating activities of the Company during the reporting period

      Compared to the same period last year, the newly acquired and operating generating units brought about an expansion of the Company's overall operating scale in the first quarter of 2005, while the average tariff rate increased slightly and power generation and revenue continued to grow substantially. The price of coal has been rising since April 2004 and now still remains at a high level. Therefore, compared to the same period last year, the unit fuel cost increased significantly, thus causing a substantial decrease in gross margin in power sale. The expansion of the operating scale could not fully offset the increases in fuel costs and fixed costs, and as a result, the profits of the Company decreased compared to the same period last year.

3.1.1 Principal operations or products contributing more than 10% of revenue or profit from principal operations (unaudited)

       |X|   Applicable                           |_|  Not applicable

                                                        Revenue from          Cost of
                                                           principal        principal   Gross profit
       Sector                                               business         business           rate
                                                                                                 (%)

       Power                                           9,317,001,922    7,544,915,698          18.70
       Including related transactions                              -                -              -
       Power                                           9,317,001,922    7,544,915,698          18.70
       Including related transactions                              -                -              -

3.1.2 Seasonal or periodic characteristics of the Company's operations

       |_|   Applicable                           |X|  Not applicable

3.1.3 Composition of profit for the reporting period (disclosure as to any material changes in the ratios of profit from principal operations, profit from other businesses, expenses for the period, investment income, subsidy income and net non-operating income/expenses to profit before taxation and minority interests, when compared with those of the previous reporting period) and the reasons therefor

       |_|   Applicable                           |X|  Not applicable

3.1.4 Significant changes in principal operations and its structure when compared with those of the previous reporting period and the reasons therefor

       |_|   Applicable                           |X|  Not applicable

3.1.5 Significant change in profitability (gross margins) of principal operations when compared with that of the previous reporting period and the reasons therefor

       |X|   Applicable                           |_|  Not applicable

      As the price of coal has continuously increased since April 2004 and still remains at a high level, the unit fuel cost increased substantially, compared to the same period last year. The gross margin of power sale decreased significantly. The gross margins of the first quarter of 2004, the whole year of 2004 and the first quarter of 2005 are 30.25%, 25.46% and 18.70% respectively.

3.2   Significant matters and analysis on their impact and solutions

       |X|   Applicable                           |_|  Not applicable

      I.    Regular Related Transactions During the Reporting Period:

      1. General information of related persons

            1) Huaneng International Economic Trading Corporation ("Huaneng
               International Economic Trading")

               Legal Representative: Xu Fangjie; Registered Capital: RMB30 million; Principal Scope of Business: Import and export, foreign economic co-operation, domestic trade, international tendering;
               Address: Huaneng Tower, No.23A, Fuxing Road, Haidian District, Beijing.

            2) Shanghai Time Shipping Co. Ltd. ("Time Shipping")

               Legal Representative: Jin Langchuan; Registered Capital: RMB200 million; Principal Scope of Business: maritime transportation along coastal region and upper and middle stream of Yangtze River ; Address: 16/F., No.139 Yincheng Road East, Pudong District, Shanghai.

      2.    Relationship

            China Huaneng Group is the controlling shareholder of the Company. Huaneng International Trading and Time Shipping controlled by China Huaneng Group. China Huaneng Group is regarded as a "related party" under item II of Rule 10.1.3 of the Listing Rules of Shanghai Stock Exchange.

      3.    Ability of performance

            The aforesaid related parties have strong ability to perform the relevant contracts Throughout the past years, they have not failed to perform the relevant contracts. According to experience and based on reasonable judgement, such related parties will continue to perform their respective obligations under the relevant contracts.

      4. Details of the regular related party transactions:


                                         Classifica-
                                         tion by                                                    Total
                                         reference                  Transaction  Transaction  transaction   % of same
                                         to products      Basis of        price       amount       amount     type of
             Related Party    Type       or services       pricing    (RMB/ton)   (RMB'0000)   (RMB'0000) transaction
             Huaneng          Purchase   Coal         market price       433.27       19,324
               International  of fuel    purchase
               Trading        and
                              trans-
                              portation
                              service

             Time shipping               Transporta-     by mutual        38.96       19,388       38,712       6.76%
                                         tion of coal    negotiation

            The related transactions occurred during the reporting period are the same kind of transactions as estimated for the year of 2005.

      5. Reasons of the transactions and impact on the Company

            (1) The purchase of coal from Huaneng International Trading can take advantages from the scale and expertises of China Huaneng Group, and can help to reduce purchase costs.

            (2) Time Shipping is a company owned by China Huaneng Group specialising in maritime transportation. Compared with other similar companies, it has strengths in management and service qualities and enjoys good reputation. Therefore, transportation of part of the Company's coal was undertaken by Time Shipping.

            (3) Such related transactions will be conducted in strict compliance with the aforesaid pricing policy and basis of pricing. Such transactions will not have any adverse impact on the financial position and operating results of the reporting period as well as those in future.

II. Impact of the commencement of operation of the power market of the northeastern region on the Company.

      The power market of the northeastern region commenced operation on 15 January 2004 by adopting a "dual pricing with full competition" mode. The market has been in trial operation since the end of 2004 after several simulated operations and has held its annual price bidding.

      Recently, the Company has received the Notice Regarding the Commencement of Trial Monthly Price Bidding in Power Market of the Northeastern Region issued by the National Development and Reform Commission and the Electricity Regulatory Commission. Such notice has included an Opinion to Improve the Trail Run of the Power Market in the Northeastern Region, which requests that the trial monthly price bidding in the power market of the northeastern region shall commence in April 2005.

      The Company has 3 power plants in the northeastern region, namely Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant with a total of 8 generating units and an aggregate generation capacity of 2,740 MW. All of them are located in the loading centre in Liaoning.

      At the same time as the Company actively supports and participates in the establishment of the power market of the northeastern region, the Company has also formulated a clear strategy by conducting serious analysis and evaluation of the market conditions, with a view to leveraging its competitive strengths under a fair, reasonable and open market environment.

3.3 Disclosure as to and reasons for changes in accounting policies, accounting estimates, consolidation scope and significant accounting errors

       |X|   Applicable                           |_|  Not applicable

      Compared to the same period last year, there was no significant change in the accounting policies and accounting estimates adopted by the Company and its subsidiaries during the reporting period. The Company acquired 55% interests in Yueyang Generation Company and 60% interests in Luohuang Generation Company on 1st July 2004, and further acquired 65% interests in Pingliang Generation Company and 60% interests in Sichuan Hydro Power on 1st January 2005. The financials of such companies were consolidated into the Company's financial statements since their respective dates of acquisition.

3.4 Relevant explanations by the Board of Directors and the Supervisory Committee in respect of "qualified" audit opinion

       |_|   Applicable                           |X|  Not applicable

3.5 Forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or warning in respect of any significant changes in profit as compared with that of the corresponding period of last year and the reasons therefor

       |_|   Applicable                           |X|  Not applicable

3.6 Cumulative adjustments to the annual operating plan or budget previously disclosed by the Company

       |_|   Applicable                           |X|  Not applicable

4     APPENDIX

UNAUDITED BALANCE SHEETS (PRC GAAP)
AS AT 31ST MARCH, 2005


                                                                                               Amounts: In Rmb Yuan

                                                  31st March,     31st December,        31st March,     31st December,
                                                         2005               2004               2005               2004
ASSETS                                           Consolidated       Consolidated        The Company        The Company

CURRENT ASSETS
Cash                                            3,468,027,499      2,510,859,390      1,299,330,646      1,381,509,573
Including: Cash and cash equivalents            3,265,420,369      2,295,530,972      1,133,072,910      1,211,178,016
Short-term investments                             30,013,200             13,200         30,013,200             13,200
Notes receivable                                1,148,326,969      1,242,671,845        334,526,302        682,937,156
Interest receivable                                 1,233,134          1,734,452          1,233,134          1,734,452
Accounts receivable                             5,180,451,652      3,730,431,156      2,936,276,626      2,407,133,652
Other receivables                                 404,558,717        292,845,939        206,762,549        126,090,716
Advance to suppliers                              710,420,679        441,370,775        244,291,819        233,095,644
Inventories                                     1,893,527,098      1,431,403,605      1,224,767,845        822,343,887
Deferred expenses                                  63,903,300          2,319,162         51,729,725          2,155,328
Current portion of long-term debt                       4,000              5,000              4,000              5,000
investments

Total current assets                           12,900,466,248      9,653,654,524      6,328,935,846      5,657,018,608


LONG-TERM INVESTMENTS
Long-term equity investments                    6,542,504,126      5,886,238,518     12,769,065,533     10,382,796,256
Long-term debt investments                             53,700             53,700             53,700             53,700

Total long-term investments                     6,542,557,826      5,886,292,218     12,769,119,233     10,382,849,956

Including: Consolidated difference in           1,928,477,526      1,331,850,487                  -                  -
              value

FIXED ASSETS
Fixed assets, cost                             94,585,675,694     80,565,305,102     56,213,239,173     56,178,137,905
Less: Accumulated depreciation               (37,903,628,647)   (33,246,132,232)   (23,333,363,314)   (22,322,890,662)

Fixed assets, net book value                   56,682,047,047     47,319,172,870     32,879,875,859     33,855,247,243
Construction materials                          4,249,240,391      3,876,065,407      1,502,920,669      1,367,377,823
Construction-in-progress                        6,644,173,700      5,128,225,240      2,584,965,418      1,928,434,464

Total fixed assets                             67,575,461,138     56,323,463,517     36,967,761,946     37,151,059,530


INTANGIBLE AND OTHER ASSETS
Intangible assets                               (430,074,568)      (551,009,877)      (545,883,751)      (665,167,689)
Long-term deferred expenses                        35,039,530         12,577,696          7,694,435          6,227,106
Other long-term assets                            132,960,241                  -                  -                  -

Total intangible and other assets               (262,074,797)      (538,432,181)      (538,189,316)      (658,940,583)


TOTAL ASSETS                                   86,756,410,415     71,324,978,078     55,527,627,709     52,531,987,511


LIABILITIES AND SHAREHOLDERS' EQUITY                                        2004                                   2004
                                                Consolidated        Consolidated         The Company        The Company

CURRENT LIABILITIES
Short-term loans                              10,193,300,000       8,099,000,000       6,120,000,000      4,330,000,000
Notes payable                                     24,000,000          29,000,000                   -                  -
Accounts payable                               1,491,742,792         738,762,443         878,764,023        523,267,513
Salary payable                                    39,098,808          39,736,104           3,635,998         19,024,218
Welfare payable                                  207,882,839         219,555,237         129,876,426        156,331,795
Interest payable                                  84,140,248         121,270,836          77,489,548         88,192,171
Dividends payable                                 45,452,542          21,668,696                   -          8,250,000
Taxes payable                                    917,918,812         999,792,185         286,754,143        547,544,918
Other levies payable                              58,868,356          37,477,764          17,109,508         18,123,901
Other payables                                 4,124,846,640       3,706,812,746       2,409,639,768      2,303,996,599
Accrued expenses                                 121,655,290          43,572,392          63,383,200         43,502,856
Current portion of long-term loans             2,317,189,700       1,543,237,546         825,126,680        825,142,210
Provisions                                         4,416,483                   -                   -                  -

Total current liabilities                     19,630,512,510      15,599,885,949      10,811,779,294      8,863,376,181


LONG-TERM LIABILITIES
Long-term loans                               24,801,013,737      15,955,289,378       6,743,647,679      6,485,208,795
Other non-current liability                       14,500,000          13,000,000                   -                  -

Total long-term liabilities                   24,815,513,737      15,968,289,378       6,743,647,679      6,485,208,795


TOTAL LIABILITIES                             44,446,026,247      31,568,175,327      17,555,426,973     15,348,584,976


MINORITY INTERESTS                             4,338,183,432       2,573,400,216                   -                  -


SHAREHOLDERS' EQUITY
Share capital                                 12,055,383,440      12,055,383,440      12,055,383,440     12,055,383,440
Capital surplus                                8,616,086,160       8,615,982,210       8,616,086,160      8,615,982,210
Surplus reserves                               4,112,214,828       4,112,214,828       4,112,214,828      4,112,214,828
Including: Statutory public welfare fund       1,863,280,308       1,863,280,308       1,863,280,308      1,863,280,308
Undistributed profits                         13,188,516,308      12,399,822,057      13,188,516,308     12,399,822,057

Total shareholders' equity                    37,972,200,736      37,183,402,535      37,972,200,736     37,183,402,535


TOTAL LIABILITIES AND SHAREHOLDERS'           86,756,410,415      71,324,978,078      55,527,627,709     52,531,987,511
EQUITY


                Legal                      Person in charge of accounting          Person in charge of accounting
           representative:                           function:                               department:
             Li Xiaopeng                             Huang Jian                               Zhou Hui

UNAUDITED CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31ST MARCH, 2005

                                                                                               Amounts: In Rmb Yuan
      Item                                                                              Consolidated       The Company

1. Cash flows from operating activities
      Cash received from sale of goods and services                                   10,045,628,058     6,840,299,818
      Other cash received relating to operating activities                                34,455,407        12,468,628


      Sub-total of cash inflows                                                       10,080,083,465     6,852,768,446


      Cash paid for goods and services                                                (5,859,770,390)   (4,204,516,288)
      Cash paid to and on behalf of employees                                           (607,189,437)     (436,145,387)
      Payment of all types of taxes                                                   (1,477,555,776)     (897,786,593)
      Other cash paid relating to operating activities                                  (358,938,422)     (303,966,503)


      Sub-total of cash outflows                                                      (8,303,454,025)   (5,842,414,771)


      Net cash flows from operating activities                                         1,776,629,440     1,010,353,675


2. Cash flows from investing activities
      Cash received on disposal of investments other than investments in                  14,381,786        12,724,692
        subsidiaries
      Net cash received from disposals of fixed assets                                       263,521           263,521
      Other cash received relating to investing activities                                 8,330,096         5,124,879


      Sub-total of cash inflows                                                           22,975,403        18,113,092


      Cash paid to acquire fixed assets, intangible assets and other long-term        (2,213,477,984)     (882,094,679)
        assets
      Cash injection to subsidiaries                                                               -       (11,000,000)
      Cash paid to acquire branches and equity interest in subsidiaries and           (1,458,296,346)   (2,025,000,000)
        associates
      Other cash paid relating to investing activities                                   (10,479,469)      (19,515,158)


      Sub-total of cash outflows                                                      (3,682,253,799)   (2,937,609,837)


      Net cash flows used in investing activities                                     (3,659,278,396)   (2,919,496,745)


3. Cash flows from financing activities
      Cash received from investments                                                      15,000,000                 -
      Including:  Cash received from equity investment in
        subsidiaries of minority shareholders                                             15,000,000                 -

      Cash received from borrowings                                                    4,599,090,258     2,492,000,000


      Sub-total of cash inflows                                                        4,614,090,258     2,492,000,000


      Cash paid on repayment of borrowings                                            (1,262,493,918)     (450,394,886)
      Cash payments of interest expenses and appropriation of
        dividends or profit                                                             (499,057,987)      (21,567,150)
      Including: Dividends paid to minority shareholders of subsidiaries                           -                 -


      Sub-total of cash outflows                                                      (1,761,551,905)     (660,962,036)


      Net cash flows from financing activities                                         2,852,538,353     1,831,037,964


4.    Effect of foreign exchange rate changes on cash                                              -                 -


5.    Net increase/(decrease) in cash and cash equivalents                               969,889,397      (78,105,106)



                Legal                      Person in charge of accounting          Person in charge of accounting
           representative:                           function:                               department:
             Li Xiaopeng                             Huang Jian                               Zhou Hui


Amounts: In Rmb Yuan
   Supplementary Information                                                       Consolidated       The Company

1. Reconciliation of net profit to cash flows from operating activities
        Net profit                                                                       788,694,251       788,694,251
        Add: Minority interests                                                          232,968,570                 -
              Reversal for asset impairment                                               (2,822,083)       (2,813,073)
              Depreciation of fixed assets                                             1,495,593,411     1,010,668,035
              Amortization of intangible assets                                          (54,498,953)      (55,372,019)
              Amortization of long-term deferred expenses                                    760,499           653,154
              Increase in deferred expenses                                              (61,175,637)      (49,574,397)
              Increase in accrued expenses                                                78,047,622        24,396,951
              Loss on disposal of fixed assets                                               472,111           472,111
              Financial expenses                                                         326,270,867       157,721,400
              Gains arising from investments                                              (1,114,166)     (315,248,367)
              Increase in inventory                                                     (407,387,443)     (402,489,197)
              Increase in operating receivables items                                 (1,030,233,698)     (296,648,473)
              Increase in operating payables items                                       411,054,089       149,893,299


               Net cash flows from operating activities                                1,776,629,440     1,010,353,675


2.      Investing and financing activities that do not involve cash receipts and payments
        Conversion of debt into capital                                                            -                 -
        Convertible notes maturing within one year                                                 -                 -
        Fixed assets capitalized under finance leases                                              -                 -

3.      Net increase in cash and cash equivalents
        Cash at end of period                                                          3,265,420,369     1,133,072,910
        Less: cash at beginning of period                                            (2,295,530,972)   (1,211,178,016)
        Cash equivalents at end of period                                                          -                 -
        Less: cash equivalents at beginning of period                                              -                 -


        Net increase/(decrease) in cash and cash equivalents                             969,889,397      (78,105,106)

                Legal                      Person in charge of accounting          Person in charge of accounting
           representative:                           function:                               department:
             Li Xiaopeng                             Huang Jian                               Zhou Hui


                                                                                      By Order of the Board
                                                                                Huaneng Power International, Inc.
                                                                                           Li Xiaopeng
                                                                                             Chairman

As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-executive director)                     Gao Zongze (Independent non-executive director)
Wang Xiaosong (Non-executive director)                   Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)                        Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                         Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)                    Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

15th April, 2005
Beijing, the PRC